UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 3, 2007
Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven—The Netherlands

This report contains the quarterly report of NXP B.V. (the “Company”) for the three months ended March 31, 2007, as furnished to holders of the Company’s debt securities on May 3, 2007.  This report also contains a copy of the press release entitled “NXP announces launch of exchange offer for its Notes”, dated April 27, 2007, and of the press release entitled “NXP Semiconductors Announces First Quarter 2007 Results”, dated May 3, 2007.

Exhibits

99.1	Quarterly Report of NXP Semiconductors Group

99.2	Press release, dated April 27, 2007

99.3	Press release, dated May 3, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 3rd day of May 2007.

NXP B.V.

/s/ Frans van Houten
Frans van Houten
(President and Chief Executive Officer, Chairman of the Board of Management)

/s/ Peter van Bommel
Peter van Bommel
(Chief Financial Officer, Member of the Board of Management)